Remote Dynamics, Inc.
400 Chisholm Place, Suite 411
Plano, TX 75075

August 4, 2009

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:	Terry French
Accounting Branch Chief

Re:	Remote Dynamics, Inc.
Item 4.01 of Form 8-K
Filed on July 22, 2009
File No. 0-26140

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated July 23, 2009 (the “Comment Letter”) relating to the Current Report on Form 8-K (the “8-K”) of Remote Dynamics, Inc. (the “Company”).  The answers set forth herein refer to each of the Staffs' comments by number.  We have heretofore filed an amendment to the Form 8-K reflecting our responses to the Staff’s comments.

1.
Please amend your Form 8-K to revise the disclosure under third and fourth paragraphs of Item 4.01 to cover the interim period from the date of the last audited financial statements through July 15, 2009; the date of dismissal of your former independent registered public accounting firm.  See Item 304(a)(1)(iv) of Regulation S-K.  Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

Response

We have revised the third and fourth paragraphs of Item 4.01 to address the Staff’s comments.  We have included an updated letter from our former auditor addressing our revised disclosure as an exhibit to our Form 8-K/A.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We trust that the foregoing appropriately addresses the issues raised by your recent Comment Letter.

Very truly yours,

/s/ Gary Hallgren
Gary Hallgren
Chief Executive Officer